UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

-----------

National Health Investors, Inc.

-------------------------------------------------------------------------

(Name of Issuer)

 Common Stock, par value $0.01 per share

-------------------------------------------------------------------------

(Title of Class of Securities)

63633D104

---------------------------------------------

(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4683

-------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2007

-------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 2 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

W. Andrew Adams

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK, PF

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 3 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Children’s Trust

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 4 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

AdamsMark, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 5 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Family Foundation II

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 6 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Springland Ventures, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 7 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Christian Trust

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 8 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

W. Andrew and Dorothy B. Adams Grandchildren’s Trust

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 9 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Dorothy B. Adams

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 10 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

The Adams Group, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 11 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Carl E. Adams, Jr.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 12 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Windsor Associates, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 13 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jennie Mae Adams

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 14 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Fred M. Adams

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 15 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams/Readyville Charitable Lead Annuity Trust

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 16 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Investments, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 17 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Readyville Family, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 18 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Family Foundation

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 19 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Sara Family, L.P.

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

PN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 20 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Charitable Lead Trust

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 21 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Robert G. Adams

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 22 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Grandchildren Trust I

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 23 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Adams Grandchildren Trust II

------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

------------------------------------------------------------------------------

3

SEC USE ONLY

------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

SC, BK

------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

------------------------------------------------------------------------------

7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

4,077,799

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

4,077,799

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,077,799

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

OO

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

DALLAS 1752535v5

SCHEDULE 13D

------------------------

---------------------

CUSIP NO. 63633D104

PAGE 24 OF 42 PAGES

-----------------------

                                                                                                                    ---------------------

Item 1.

Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of National Health Investors, Inc., a Maryland corporation (the “Company”), which has its principal executive offices located at 100 Vine Street, Murfreesboro, Tennessee 37130.

This Amendment amends and supplements the Schedule 13D dated as of October 5, 2006 (the “Original Schedule 13D”) filed by W. Andrew Adams (“Andy”), AdamsMark, L.P., a Washington limited partnership (“AdamsMark”), Springland Ventures, L.P., a Washington limited partnership (“Springland”), Dorothy B. Adams, who is the wife of Andy (“Dorothy”), The Adams Group, L.P., a Washington limited partnership (“Adams Group”), Adams Children’s Trust, a Tennessee trust (the “Children’s Trust”), Adams Family Foundation II, a Tennessee private foundation (the “Foundation”), and W. Andrew and Dorothy B. Adams Grandchildren’s Trust, a Tennessee trust (the “Grandchildren’s Trust” and collectively with Andy, AdamsMark, Springland, Dorothy, Adams Group, the Children’s Trust, and the Foundation, the “Initial Reporting Persons”); the Amendment No. 1 to Schedule 13D dated as of November 8, 2006 filed by the Initial Reporting Persons (“Amendment No. 1”); and the Amendment No. 2 to Schedule 13D dated as of January 2, 2007 filed by the Initial Reporting Persons and Ira Sochet Revocable Intervivos Trust, Ira Sochet, Richmond Equities, LLC, Richmond Properties, LLC, William T. Richmond, Marcia L. Richmond, Martha P. Richmond, William T. and Martha P. Richmond Revocable Living Trust, East Main Associates, L.P., Charlotte A. Swafford, Harold R. Swafford, Will Edwards Settle, Eva D. DenBesten, Keneva, L.P., Kenneth D. DenBesten, James G. Baker, III, Michael Ussery, Beth Ussery, David L. Lassiter, Joanne Mott Batey, Kristin S. Gaines, Deryl Doran Johnson, D. Doran Johnson Associates, L.P., Amanda C. Johnson, Sara Elizabeth Johnson Baker, Candace Renee Johnson Malone, Adams Christian Trust (the “Christian Trust”), Carl E. Adams, Jr., Windsor Associates, L.P., Jennie Mae Adams, Fred M. Adams, Adams/Readyville Charitable Lead Annuity Trust, Adams Investments, L.P., Readyville Family, L.P., Adams Family Foundation, Sara Family L.P., Adams Charitable Lead Trust, Adams Grandchildren Trust I, Adams Grandchildren Trust II, Rutherford Associates, L.P., Tennessee Boulevard Investments, L.P., Coggin Family Limited Partnership, D. Gerald Coggin, A. B. Adams, Ann Lu Adams, PELTAK, L.P., Wendel M. Adams, Ernest G. Burgess, RAGS Family, L.P., and Sonya A. Leeman (“Amendment No. 2”).

The Original Schedule 13D described a proposal by Andy and AdamsMark of a transaction that, if approved and adopted by the Board of Directors of the Company (the “Board”) and the stockholders of the Company, would have resulted in the Common Stock no longer being publicly traded (the “Initial Proposal”).  In light of the rejection of the Initial Proposal by the special committee of independent members of the Board (the “Committee”), Andy, on behalf of himself, AdamsMark, Springland, Dorothy, Adams Group, and the Children’s Trust (collectively, the “Initial Proponents”), orally submitted a revised proposal to the Committee on November 8, 2006, as disclosed in Amendment No. 1.  In light of the Committee’s decision not to accept the revised proposal, AdamsMark, on behalf of the Initial Proponents, submitted a proposal letter to the Committee on December 1, 2006 (the “December 1 Letter”).  That proposal letter was to have been supplemented with subsequently delivered materials to constitute a new proposal.  Before the supplemental materials were delivered to the Committee, however, the Initial Reporting Persons and the Designated Stockholders (as disclosed and defined in Amendment No. 2) sent a letter containing a new proposal to the Committee on January 2, 2007.  That proposal, like the Initial Proposal, called for a transaction that, if approved and adopted by the Board and the stockholders of the Company, would have resulted in the Common Stock no longer being publicly traded (the “Subsequent Proposal”).

On February 2, 2007, AdamsMark received a letter dated February 1, 2007 from the Committee stating, among other things, that the Committee unanimously concluded not to accept the Subsequent Proposal.  On February 13, 2007, AdamsMark sent a letter to each of the Designated Stockholders

DALLAS 1752535v5

terminating the letter agreements pursuant to which they had agreed in principle, effective as of December 1, 2006, to participate in the merger and related transactions contemplated by the December 1 Letter.  On April 4, 2007, AdamsMark, on behalf of itself and the other Reporting Persons (as defined below), sent a letter containing a new proposal to the Committee.  That proposal, like the Initial Proposal and the Subsequent Proposal, is for a transaction that, if approved and adopted by the Board and the stockholders of the Company, would result in the Common Stock no longer being publicly traded (the “Proposal”).

This Amendment is filed by the Initial Reporting Persons and by the beneficial owners of the shares of Common Stock held by the stockholders named in Item 5(a) below (all such filing persons collectively, the “Reporting Persons”).  Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 (the “Previously Amended Schedule 13D”).

Item 2.

Identity and Background.

Item 2 of the Previously Amended Schedule 13D is hereby amended to read in its entirety as follows:

1.

(a)

W. Andrew Adams

(b)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(c)

Andy is the President and a director of the Company and is the sole member of Management Advisory Source, LLC, which provides various management services to the Company and the business address of which is 750 S. Church Street, Suite B, Murfreesboro, Tennessee 37130.  Andy also is the Chairman of Board of each of  National HealthCare Corporation, an operator of long-term health care centers with  associated assisted living and independent living centers (“NHC”) with its principal office at 100 Vine Street, Murfreesboro, Tennessee 37130, and National Health Realty, Inc., an owner and lessor of licensed skilled nursing facilities, assisted living facilities, and an independent living center (“NHR”) with its principal office at 100 Vine Street,  Murfreesboro, Tennessee 37130.

(d)

Andy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Andy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Andy is a citizen of the United States.

2.

(a)

Adams Children’s Trust

(b)

Trust formed under the laws of Tennessee.

(c)

The Children’s Trust is engaged in the business of investments in securities.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

The Children’s Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

The Children’s Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DALLAS 1752535v5

3.

(a)

AdamsMark, L.P.

(b)

Limited partnership formed under the laws of Washington.

(c)

AdamsMark is engaged in the business of investments in securities.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

AdamsMark has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

AdamsMark has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4.

(a)

Adams Family Foundation II

(b)

Private foundation formed under the laws of Tennessee.

(c)

The Foundation is engaged in charitable giving.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

The Foundation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

The Foundation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

5.

(a)

Springland Ventures, L.P.

(b)

Limited partnership formed under the laws of Washington.

(c)

Springland is engaged in the business of real estate investments.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

Springland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

The Foundation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.

(a)

Adams Christian Trust

(b)

Trust formed under the laws of Tennessee.

(c)

Adams Christian Trust is engaged in charitable giving.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee 37128.

(e)

Adams Christian Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Christian Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7.

(a)

W. Andrew and Dorothy B. Adams Grandchildren’s Trust

(b)

Trust formed under the laws of Tennessee.

DALLAS 1752535v5

(c)

The Grandchildren’s Trust is engaged in the business of investments in securities.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

The Grandchildren’s Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

The Grandchildren’s Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8.

(a)

Dorothy B. Adams

(b)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(c)

Dorothy is the sole general partner of Adams Group.

(d)

Dorothy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Dorothy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Dorothy is a citizen of the United States.

9.

(a)

The Adams Group, L.P.

(b)

Limited partnership formed under the laws of Washington.

(c)

Adams Group is engaged in the business of investments in securities.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

Adams Group has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Group has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

10.

(a)

Carl E. Adams, Jr.

(b)

6136 Hillsboro Pike, Nashville, Tennessee 37215.

(c)

Carl E. Adams, Jr. is a principal of Advent-Environ, a worldwide industrial-wastewater-management consulting firm with its principal offices at 201 Summit View Drive, Suite 300, Brentwood, Tennessee 37027.

(d)

Carl E. Adams, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Carl E. Adams, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Carl E. Adams, Jr. is a citizen of the United States.

11.

(a)

Windsor Associates, L.P.

(b)

Limited partnership formed under the laws of Washington.

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(c)

Windsor Associates, L.P. is engaged in the business of investments in securities.

(d)

1925 Memorial Boulevard, Apt. 101, Murfreesboro, Tennessee 37129.

(e)

Windsor Associates, L.P. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Windsor Associates, L.P. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

12.

(a)

Jennie Mae Adams

(b)

1925 Memorial Boulevard, Apt. 101, Murfreesboro, Tennessee 37129.

(c)

Jennie Mae Adams is retired.

(d)

Jennie Mae Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Jennie Mae Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Jennie Mae Adams is a citizen of the United States.

13.

(a)

Fred M. Adams

(b)

2347 Bivens Hill Road, Readyville, Tennessee 37149.

(c)

Fred M. Adams is engaged in the cattle farming business.

(d)

Fred M. Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Fred M. Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Fred M. Adams is a citizen of the United States.

14.

(a)

Adams/Readyville Charitable Lead Annuity Trust

(b)

Trust formed under the laws of Tennessee.

(c)

Adams/Readyville Charitable Lead Annuity Trust is engaged in the business of investments in securities.

(d)

2347 Bivens Hill Road, Readyville, Tennessee 37149.

(e)

Adams/Readyville Charitable Lead Annuity Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams/Readyville Charitable Lead Annuity Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

15.

(a)

Adams Investments, L.P.

(b)

Limited partnership formed under the laws of Washington.

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(c)

Adams Investments, L.P. is engaged in the business of investments in securities.

(d)

2347 Bivens Hill Road, Readyville, Tennessee 37149.

(e)

Adams Investments, L.P. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Investments, L.P. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

16.

(a)

Readyville Family, L.P.

(b)

Limited partnership formed under the laws of Washington.

(c)

Readyville Family, L.P. is engaged in the business of investments in securities.

(d)

2347 Bivens Hill Road, Readyville, Tennessee 37149.

(e)

Readyville Family, L.P. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Readyville Family, L.P. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

17.

(a)

Adams Family Foundation

(b)

Private foundation formed under the laws of Tennessee.

(c)

Adams Family Foundation is engaged in charitable giving.

(d)

2217 Battleground Drive, Murfreesboro, Tennessee 37129.

(e)

Adams Family Foundation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Family Foundation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

18.

(a)

Sara Family, L.P.

(b)

Limited partnership formed under the laws of Washington.

(c)

Sara Family, L.P. is engaged in the business of investments in securities.

(d)

2217 Battleground Drive, Murfreesboro, Tennessee 37129.

(e)

Sara Family, L.P. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Sara Family, L.P. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

19.

(a)

Adams Charitable Lead Trust

(b)

Trust formed under the laws of Tennessee.

(c)

Adams Charitable Lead Trust is engaged in the business of investments in securities.

(d)

2217 Battleground Drive, Murfreesboro, Tennessee 37129.

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(e)

Adams Charitable Lead Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Charitable Lead Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

20.

(a)

Robert G. Adams

(b)

100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130.

(c)

Robert G. Adams is President, Chief Executive Officer and a director of NHC, located at 100 Vine Street, Murfreesboro, Tennessee 37130, and is President and a director of NHR, located at 100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130.

(d)

Robert G. Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Robert G. Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Robert G. Adams is a citizen of the United States.

21.

(a)

Adams Grandchildren Trust I

(b)

Trust formed under the laws of Tennessee.

(c)

Adams Grandchildren Trust I is engaged in the business of investments in securities.

(d)

2217 Battleground Drive, Murfreesboro, Tennessee 37129.

(e)

Adams Grandchildren Trust I has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Grandchildren Trust I has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

22.

(a)

Adams Grandchildren Trust II

(b)

Trust formed under the laws of Tennessee.

(c)

Adams Grandchildren Trust II is engaged in the business of investments in securities.

(d)

1942 Dilton Mankin Road, Murfreesboro, Tennessee 37127.

(e)

Adams Grandchildren Trust II has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Grandchildren Trust II has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Previously Amended Schedule 13D is amended to read in its entirety as follows:

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As more fully described in Item 4, the Proposal contemplates a series of related transactions, all occurring essentially simultaneously, that include (1) the Company’s sale and transfer of its assets, other than cash, and its liabilities, other than accrued dividends payable, to a newly formed limited partnership (the “UPREIT”) for an amount equal to $34.00 per share of Common Stock, less the amount of cash retained by the Company, payable partly in cash and partly by a promissory note of the UPREIT, (2) the Company’s declaration and payment of a dividend equal to $15.00 per share of Common Stock, payable either in cash or by issuance of 0.7894737 of a share of Common Stock, at the election of each holder of shares of Common Stock (the “Dividend”), and (3) the merger (the “Merger”) of the Company with an entity to be formed (the “Acquisition Entity”) that would hold shares of Common Stock contributed by certain stockholders of the Company that have agreed to so participate. As a result of the Merger, all of the outstanding shares of Common Stock, other than shares held by the Acquisition Entity, would be converted into cash or, at the election of each of the Company’s stockholders with at least 1,000 shares of Common Stock, shares of preferred stock of the Company as the survivor in the Merger (the “Surviving Entity”).  It is anticipated that the cash to effect the UPREIT’s purchase of the Company’s assets, to pay the Dividend, and to pay cash in the Merger will be obtained from third-party financing, from personal funds of Andy, and through use of available cash and other liquid assets of the Company.  Copies of two Conditional Commitment letters, dated November 29 and November 30, 2006, for debt financing from Column Financial, Inc., an affiliate of Credit Suisse (the “Financing Commitments”), were delivered to the Committee as part of the December 1 Letter and have been confirmed by Andy as applicable for the Proposal in the letter dated April 4, 2007 that made the Proposal (the “Proposal Letter”).  The shares of preferred stock of the Surviving Entity that might be issued in the Merger will be issued by the Surviving Entity.

Item 4.

Purpose of Transaction.

Item 4 of the Previously Amended Schedule 13D is amended to read in its entirety as follows:

On April 4, 2007, the Proposal was made to the Committee by delivering the Proposal Letter, a copy of which is Exhibit G hereto and incorporated herein by reference.  The Proposal is described below following a description of its background.

Background of the Proposal.  At a regular Board meeting on August 2, 2006, Andy requested the Board to authorize the release of confidential information of the Company to certain possible financing sources for the purpose of evaluating whether it would be feasible for him or any of his other affiliated entities to make a proposal to acquire the Company.  The Board authorized the release of information, subject to a confidentiality agreement or obligation of the recipients, and appointed the Committee to receive and consider any such proposal that  might be made.

On October 5, 2006, Andy and AdamsMark orally submitted the Initial Proposal, to acquire the Company through a merger of the Company with and into a newly formed limited partnership, for consideration by the Committee.  Under the Initial Proposal, each outstanding share of Common Stock would have been converted in that merger into $30.00 in cash, a preferred equity interest in the surviving limited partnership having a value of $30.00, or a common equity interest in the surviving limited partnership having a value of $30.00, or any combination of cash or such equity interests, at the election of each stockholder of the Company.  The number of stockholders that could have elected to receive each class of equity interests in the surviving limited partnership would have been limited, however, so that the surviving limited

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partnership would not have been required to register a class of equity securities under the Securities Exchange Act of 1934, as amended (the “Act”).  The right of any holder to transfer any such equity interest after the merger would also have been restricted for the same reason.  All of the shares of Common Stock owned of record by AdamsMark would have been converted into common equity interests in the surviving limited partnership.  The merger would have been subject to third-party financing arranged by AdamsMark and to stockholders of the Company holding approximately $100 million of Common Stock (valued at the price per share in the Initial Proposal) electing to receive equity interests in the surviving limited partnership.  The merger would have resulted in the surviving limited partnership being a privately held entity and the Company’s stockholders receiving the merger consideration in exchange for all of the outstanding shares of Common Stock.

Springland, Dorothy, Adams Group, the Children’s Trust, the Foundation, and the Grandchildren’s Trust indicated that they supported the Initial Proposal.

On October 6, 2006, Andy and AdamsMark were informed that the Committee considered the price per share in the Initial Proposal to be inadequate and that the Committee desired more particular information about other aspects of the Initial Proposal.

At a meeting with the Committee on November 8, 2006, Andy orally submitted a revised proposal to the Committee on behalf of the Initial Proponents.  That proposal contemplated a merger of the Company with a newly formed entity that would hold shares of Common Stock contributed by certain stockholders of the Company under a separate agreement or arrangement with the Initial Proponents.  In that merger, all of the outstanding shares of Common Stock, other than those held by the newly formed entity (which would have been cancelled), would have been converted into cash in an amount per share greater than $30.00 or shares of senior preferred stock of the Company as the surviving entity in that merger having the equivalent value, or a combination of cash and senior preferred stock, at the election of each holder of such shares of Common Stock.   As the result of that merger, the stockholders of the Company, other than the newly formed entity, would have received the merger consideration in exchange for the outstanding shares of Common Stock (which would no longer have been listed on the New York Stock Exchange and would have been eligible for termination of registration pursuant to Section 12(g)(4) of the Act).  That proposal was subject to two contingencies, third-party financing arranged by the Initial Proponents and agreements with those stockholders of the Company that would own the newly formed entity for the merger.

At the meeting, the Committee indicated that, before it could accept the revised proposal, it must have evidence that certain contingencies could be satisfied.

On December 1, 2006, AdamsMark, on behalf of the Initial Proponents, delivered the December 1 Letter to the Committee.  The December 1 Letter was accompanied by copies of the Financing Commitments.  The Initial Proponents expected, however, that no proposal would be made to or considered by the Committee until the December 1 Letter was supplemented by a list of stockholders of the Company who agreed to become, and a copy of the form of the agreement by which they became, Designated Stockholders.

On December 6, 2006, the Initial Proponents received a letter from the Committee’s counsel requesting delivery of certain items of information as a condition to the Committee’s  consideration of the December 1 Letter as a proposal.  Those items included (1) the anticipated list of Designated Stockholders and their agreements and (2) a description of the anticipated

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sources of capital for the merger and related transactions described in the December 1 Letter.  On December 19, 2006, the Committee’s counsel acknowledged in a letter that those items were the only items that the Committee was awaiting.  By that date, however, the Initial Proponents and the Designated Stockholders, the agreements of which were being signed, had determined that the transactions in the December 1 Letter should be revised, and they were formulating a new proposal letter to supersede the December 1 Letter.  They also had discussions with National HealthCare Corporation (“NHC”) and National HealthCare Realty Corporation (“NHR”) regarding the purchase by the Company (immediately before the merger) of respective shares of Common Stock owned by NHC and NHR if the merger and related transactions were to be effected, and those discussions resulted in letters of intent with NHC and NHR.

The Initial Reporting Persons and the Designated Stockholders sent a letter containing the Subsequent Proposal to the Committee on January 2, 2007 (the “January 2 Letter”).  The Subsequent Proposal contemplated a series of related transactions, all occurring essentially simultaneously, that included (1) the Company’s sale and transfer of its assets, other than cash, and its liabilities, other than accrued dividends payable, to a newly formed limited partnership for an amount equal to $33.00 per share of Common Stock, less the amount of cash retained by the Company, payable partly in cash and partly by a promissory note of the limited partnership, (2) the Company’s declaration and payment of a dividend equal to $15.00 per share of Common Stock, payable either in cash or by issuance of 0.8333 of a share of Common Stock, at the election of each holder of shares of Common Stock, and (3) the merger of the Company with an entity to be formed that would hold shares of Common Stock contributed by the Designated Stockholders.

On February 2, 2007, AdamsMark received a letter dated February 1, 2007 from the Committee stating, among other things, that the Committee unanimously concluded not to accept the Subsequent Proposal.  On February 2, 2007, the Company also issued a press release acknowledging the Committee’s response and stating that the Committee unanimously believed that continuing to operate the Company as a public company would create greater value for public stockholders than the Subsequent Proposal and that the Committee requested that management further develop and implement a wide-ranging strategic plan to enhance the business and stockholder value of the Company.

Following the Committee’s rejection of the Subsequent Proposal, Andy continued to consider the possibility of making another proposal and, on occasion, had informal discussions with individual members of the Committee and counsel to the Committee about certain aspects of a possible new proposal.  On February 13, 2007, AdamsMark sent a letter to each of the Designated Stockholders terminating the letter agreements pursuant to which they had agreed in principle to participate in the merger and related transactions contemplated by the December 1 Letter.  None of the Designated Stockholders other than the Reporting Persons are now participating in the Proposal.

Description of the Proposal.  As described in the Proposal Letter, the Proposal contemplates a series of related transactions, to occur essentially simultaneously, but in the following order:

1.

NHC would sell all, and NHR would sell a portion, of its shares of Common Stock to the Company for $34.00 per share, payable by delivery of a secured promissory note of the Company or the Surviving Entity upon and after the Merger.

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2.

An affiliate of Andy would organize and act as the sole general partner of the UPREIT, which would purchase all of the Company’s assets, other than cash, and assume all of the Company’s liabilities, other than accrued dividends payable, for a purchase price in an amount equal to $34.00 per share of Common Stock, less the amount of cash retained by the Company.  The purchase price would be payable partly in cash and partly by delivery of a promissory note of the UPREIT.

3.

The Company would declare and pay the Dividend equal to $15.00 per share of Common Stock.  The Dividend would be paid, as determined by each holder of Common Stock, either in cash or by issuance and delivery of 0.7894737 of a share of Common Stock.

4.

The Reporting Persons would contribute all or most of their shares of Common Stock to the Acquisition Entity.  The Merger Agreement (as defined below) would provide that additional stockholders of the Company could, if so invited, contribute their shares of Common Stock to the Acquisition Entity after the Board exempted the transaction from the Maryland Business Combination Act and the Maryland Control Share Acquisition Act and after the approval and execution of the Merger Agreement.

5.

The Company and the Acquisition Entity would enter into a merger agreement (the “Merger Agreement”) and effect the Merger.  In the Merger, all of the outstanding shares of Common Stock, other than those held by the Acquisition Entity (which would be cancelled), would be converted into $19.00 per share in cash or shares of preferred stock of the Surviving Entity with the terms described below (the “Preferred Stock”) having a value of $19.00 per share of Common Stock, or a combination of cash and Preferred Stock, at the election of each holder of such shares of Common Stock that owns at least 1,000 shares of Common Stock (collectively, the “Merger Consideration”).  (Any holder of fewer than 1,000 shares of Common Stock would receive only cash for those shares in the Merger.)  Also in the Merger, the equity interests in the Acquisition Entity would be converted into shares of common stock of the Surviving Entity (“Surviving Entity Common Stock”) and shares of Preferred Stock.

In general, the Preferred Stock of the Surviving Entity would (a)  be entitled to an annual cumulative dividend of $1.25 per share (but no other dividend or distribution); (b) be convertible at the holder’s option, at any time after December 31, 2009, into shares of Surviving Entity Common Stock at a conversion premium of 10% (i.e., at the rate of 0.9091 of a share of Surviving Entity Common Stock for each share of Preferred Stock); (c) be subject to mandatory redemption or repurchase by the Surviving Entity on December 31, 2027 for the sum of the liquidation value of $19.00 per share plus all then accrued and unpaid dividends; (d) have a preference over the other shares of capital stock of the Surviving Entity as to dividends and upon liquidation (with the liquidation value of $19.00 per share); (e) be non-voting except as provided by law; and (f) not be transferable by the holder except to the Surviving Entity or any other stockholder of the Surviving Entity or by operation of  law unless the holders of Preferred Stock equal or exceed 500 (which is not now anticipated).

6.

As necessary to comply with REIT ownership rules, certain of the Reporting Persons would elect to receive cash as the Merger Consideration for their shares of Common Stock not contributed to the Acquisition Entity and would use that cash to purchase limited partnership interests in the UPREIT.  The Surviving Entity would purchase limited partnership interests in the UPREIT in an amount equal to $19.00 times the

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number of outstanding shares of Surviving Entity Common Stock.

7.

To provide stockholders of the Company that elect to remain invested in the Surviving Entity with cash to pay at least a portion of the tax arising out of the sale of assets of the Company to the UPREIT (as described above), the Surviving Entity would declare and pay to all holders of Surviving Entity Common Stock and Surviving Entity Preferred Stock a one-time dividend of $1.00 per share.

As the result of the Merger and these related transactions, (1) substantially all of the assets and liabilities of the Company before the Merger would be owned by the UPREIT upon and after the Merger; (2) the UPREIT would be owned by the Surviving Entity, certain of the Reporting Persons and an entity affiliated with Andy upon and after the Merger; (3) the Surviving Entity would be owned by the Reporting Persons and any stockholders of the Company that elect to receive shares of Preferred Stock in the Merger as a privately held real estate investment trust (unless, as is not now anticipated, there are 500 or more holders of the Preferred Stock, which would require registration of the Preferred Stock under the Act), and (4) the stockholders of the Company, other than the Acquisition Entity, would receive the Dividend and the Merger Consideration in exchange for the outstanding shares of Common Stock.

The Proposal Letter includes, as Exhibit A thereto, a non-exclusive list of reasons that the Reporting Persons believe the Proposal to be in the best interests of all of the Company’s stockholders.

The Proposal Letter also includes statements of (1) Andy’s belief that if the Committee does not recommend, or the Board does not approve, the Proposal, the Board should aggressively market the Company for sale at a higher price, and (2) Andy’s intention, in that circumstance, to fully support efforts to effect such a sale.

If the Merger and related transactions are effected, the Common Stock would no longer be listed on the New York Stock Exchange and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act.  The Board has appointed the Committee to review and consider the Proposal.  For the Merger and related transactions to be effected, they would require authorization of the Board (in light of a recommendation of the Committee), the execution of a definitive Merger Agreement, and the satisfaction of various conditions to be set forth in the Merger Agreement, including the approval of the stockholders of the Company.

Other than as set forth in the preceding paragraphs, none of the Reporting Persons has any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; but each of such Reporting Persons reserves the right to propose or undertake or participate in any of the

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foregoing actions in the future.

Item 5.

Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Previously Amended Schedule 13D are hereby amended to read in their entirety as follows:

(a)

The following are the Reporting Persons:

W. Andrew Adams

Adams Children’s Trust

AdamsMark, L.P.

Adams Family Foundation II

Springland Ventures, L.P.

W. Andrew and Dorothy B. Adams Grandchildren’s Trust

Adams Family Foundation

Sara Family L.P.

Adams Charitable Lead Trust

Adams Grandchildren Trust I

Adams Grandchildren Trust II

Adams Investments, L.P.

The Adams Group, L.P.

Carl E. Adams, Jr.

Windsor Associates, L.P.

Jennie Mae Adams

Fred M. Adams

Readyville Family, L.P.

Adams/Readyville Charitable Lead Annuity Trust

Robert G. Adams

Adams Christian Trust

Dorothy B. Adams

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act by virtue of their intention to act in concert regarding the Proposal.  Accordingly, each of the Reporting Persons may be deemed to beneficially own all of the shares beneficially owned by each other Reporting Person – i.e., a total of 4,077,799 shares of Common Stock, representing 14.7% of the outstanding shares of Common Stock.

The percentage calculation is based upon 27,756,091 shares of Common Stock outstanding on March 22, 2007, which is the number of shares of Common Stock reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and filed with the Securities and Exchange Commission on March 23, 2007.

(b)

As described in Item 5(a), because the Reporting Persons may be deemed a “group,” each Reporting Person may be deemed to share voting and dispositive power with each other Reporting Person.  Nevertheless, the following describes the particular relationships between the Reporting Persons regarding voting and dispositive power over shares of

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Common Stock:

Andy is the sole general partner of AdamsMark and Springland and therefore has sole voting and dispositive power over the 546,411 shares beneficially owned by AdamsMark and over the 44,000 shares beneficially owned by Springland.  Andy is also one of the trustees of each of the Children’s Trust, the Foundation, the Grandchildren’s Trust, the Christian Trust, Adams Grandchildren Trust I, and Adams Family Foundation and therefore shares voting and dispositive power with the other trustees over the 3,250 shares beneficially owned by the Children’s Trust, the 222,307 shares beneficially owned by the  Foundation, the 6,500 shares beneficially owned by the Grandchildren’s Trust, the 86,594 shares beneficially owned by the Christian Trust, the 71,600 shares beneficially owned by Adams Grandchildren Trust I, and the 44,390 shares beneficially owned by Adams Family Foundation.

Dorothy, Andy’s wife, is the sole general partner of Adams Group and one of the two trustees, with Andy, of each of the Children’s Trust and the Christian Trust; each of Dorothy and Andy as trustee has the power to act independently on behalf of each of  the Children’s Trust and the Christian Trust.  Andy has influence over Dorothy’s decisions as the general partner of Adams Group regarding the voting and disposition of shares held by Adams Group.  Therefore, Dorothy shares voting and dispositive power with Andy over the 1,864,043 shares beneficially owned by Adams Group, over the 3,250 shares beneficially owned by the Children’s Trust, and over the 86,594 shares beneficially owned by the Christian Trust.  Dorothy is also one of the trustees of the Grandchildren’s Trust and therefore shares voting and dispositive power with the other trustees over the 6,500 shares beneficially owned by the Grandchildren’s Trust.

Jennie Mae Adams, Andy’s mother, has sole voting and dispositive power over the 27,500 shares that she beneficially owns individually.  She is the sole general partner of Windsor Associates, L.P. and therefore has sole voting and dispositive power over the 321,895 shares beneficially owned by Windsor Associates, L.P.  She is also one of the trustees of each of Adams Family Foundation and Adams Grandchildren Trust II and therefore shares voting and dispositive power with the other trustees over the 44,390 shares beneficially owned by Adams Family Foundation and over the 11,891 shares beneficially owned by Adams Grandchildren Trust II.

Carl E. Adams, Jr., Andy’s brother, has sole voting and dispositive power over the 126,000 shares that he beneficially owns individually.  He is also one of the trustees of each of Adams Family Foundation and Adams Grandchildren Trust I and therefore shares voting and dispositive power with the other trustees over the 44,390 shares beneficially owned by Adams Family Foundation and the 71,600 shares beneficially owned by Adams Grandchildren’s Trust I.

Fred M. Adams, Andy’s brother, has sole voting and dispositive power over the 33,637 shares that he beneficially owns individually.  He is the sole trustee of Adams/Readyville Charitable Lead Annuity Trust and the sole general partner of each of Adams Investments, L.P. and Readyville Family, L.P. and therefore has sole voting and dispositive power over the 3,500 shares beneficially owned by Adams/Readyville Charitable Lead Annuity Trust, the 361,769 shares beneficially owned by Adams Investments, L.P., and the 12,606 shares beneficially owned by Readyville Family, L.P.  He is also one of the trustees of each of Adams Family Foundation, Adams

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Grandchildren Trust I, and Adams Grandchildren Trust II and therefore shares voting and dispositive power with the other trustees over the 44,390 shares owned by Adams Family Foundation, the 71,600 shares beneficially owned by Adams Grandchildren Trust I, and the 11,891 shares beneficially owned by Adams Grandchildren Trust II.

Robert G. Adams, Andy’s brother, is the sole trustee of Adams Charitable Lead Trust and the sole general partner of Sara Family, L.P. and therefore has sole voting and dispositive power over the 20,000 shares beneficially owned by Adams Charitable Lead Trust and the 269,906 shares beneficially owned by Sara Family, L.P.  He is also one of the trustees of each of Adams Family Foundation and Adams Grandchildren Trust I and therefore shares voting and dispositive power with the other trustees over the 44,390 shares beneficially owned by Adams Family Foundation and the 71,600 shares beneficially owned by Adams Grandchildren Trust I.

Andy shares voting and dispositive power with Dorothy and their three adult offspring, Andrew Adams, Andrea A. Brown, and Anthony Adams (collectively, the “Offspring”), over the 222,307 shares of Common Stock owned directly by the Foundation and over the 6,500 shares of Common Stock owned directly by the Grandchildren’s Trust.  Andy, Dorothy, and the Offspring are the sole trustees of the Grandchildren’s Trust.

The following is the identity and background of each person other than the Reporting Persons – i.e., the Offspring – with whom some or all of the Reporting Persons share voting or dispositive power over shares of Common Stock:

A.

(1)

Andrew Adams

(2)

282 Kevin Drive, Murfreesboro, Tennessee 37129.

(3)

Andrew Adams is an independent consultant located at 282 Kevin Drive, Murfreesboro, Tennessee 37129.

(4)

Andrew Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)

Andrew Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)

Andrew Adams is a citizen of the United States.

B.

(1)

Andrea A. Brown

(2)

1291 Waterways Drive, Ann Arbor, Michigan 48108.

(3)

Andrea A. Brown is a homemaker.

(4)

Andrea A. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)

Andrea A. Brown has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

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violation with respect to such laws.

(6)

Andrea A. Brown is a citizen of the United States.

C.

(1)

Anthony Adams

(2)

801 Mooreland Lane, Murfreesboro, Tennessee 37128.

(3)

Anthony Adams is the owner and operator of Adams Excavations, an excavation company located at 801 Mooreland Lane, Murfreesboro, Tennessee 37128.

(4)

Anthony Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)

Anthony Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)

Anthony Adams is a citizen of the United States.

(c)

During the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock, except that, through the Company’s Automatic Cash Dividend Reinvestment Service, Fred M. Adams beneficially acquired approximately 405 shares of Common Stock at the price of $32.1169 per share on January 31, 2007.

Items 5(d) and 5(e) of the Original Schedule 13D are unchanged.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Previously Amended Schedule 13D is hereby amended to read in its entirety as follows:

The letter of intent entered into by AdamsMark, on behalf of the Reporting Persons, and NHC – a copy of which accompanied the January 2 Letter and is incorporated herein by reference – evidences the parties’ intent regarding NHC’s willingness to accept, if the Merger is effective, a secured promissory note in exchange for all of the shares of Common Stock that NHC owns immediately before the Merger.

The letter of intent entered into by AdamsMark, on behalf of the Reporting Persons, and NHR – a copy of which accompanied the January 2 Letter and is incorporated herein by reference – evidences the parties’ intent regarding NHR’s willingness to accept, if the Merger is effective, a secured promissory note in exchange for a portion of the shares of Common Stock that NHR owns immediately before the Merger.

The Company is a party to an Advisory, Administrative Services and Facilities Agreement effective November 1, 2004 (the “Advisory Agreement”) with Management Advisory Source, LLC (the “Advisor”), which is wholly owned by Andy.  Under the Advisory Agreement, a copy of which is Exhibit D hereto and is incorporated by reference herein, the Advisor manages all of the Company’s day-to-day affairs and provides all such management services through its personnel or third-party agreements.  The Advisor has agreed to use its best efforts to, among other things, (i) recommend to the Board or obtain accounting and auditing services, (ii)

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recommend to the Board or obtain custodial, transfer agency, registrar, and similar services regarding the Company’s securities, (iii) oversee, handle, prepare, and distribute or cause to be distributed all communications with the existing and future holders of the Company’s outstanding securities and (iv) make recommendations to the Board as to appropriate distributions by the Company to its stockholders.  In performing its obligations under the Advisory Agreement, the Advisor is subject to the supervision of, and policies established by, the Board.  The initial term of the Advisory Agreement expires on December 31, 2010, subject to continuation thereafter from year to year, unless (in any period) terminated earlier by either party on 90 days’ written notice.

Item 7.

Material to be Filed as Exhibits.

Item 7 of the Previously Amended Schedule 13D is hereby supplemented by replacing Exhibit A to Amendment No. 2 and by adding the following Exhibit G:

Exhibit A

Joint Filing Agreement dated as of April 4, 2007 by and among the Reporting Persons.

Exhibit G

Proposal Letter dated April 4, 2007 to the Special Committee of the Board of Directors of National Health Investors, Inc.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 4, 2007

/s/ W. Andrew Adams

W. Andrew Adams

Adams Children’s Trust

AdamsMark, L.P.

By: /s/ W. Andrew Adams

By: /s/ W. Andrew Adams

W. Andrew Adams, Trustee

W. Andrew Adams, General Partner

Adams Family Foundation II

Springland Ventures, L.P.

By: /s/ W. Andrew Adams

By: /s/ W. Andrew Adams

W. Andrew Adams, Trustee

W. Andrew Adams, General Partner

Adams Christian Trust

W. Andrew and Dorothy B. Adams

Grandchildren’s Trust

By: /s/ W. Andrew Adams

By: /s/ W. Andrew Adams

W. Andrew Adams, Trustee

W. Andrew Adams, Trustee

/s/ Dorothy B. Adams

The Adams Group, L.P.

Dorothy B. Adams

By: /s/ Dorothy B. Adams

Dorothy B. Adams, General Partner

/s/ Carl E. Adams, Jr.

Windsor Associates, L.P.

Carl E. Adams, Jr.

By: /s/ Jennie Mae Adams

Jennie Mae Adams, General Partner

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/s/ Jennie Mae Adams

/s/ Fred M. Adams

Jennie Mae Adams

Fred M. Adams

Adams/Readyville Charitable Lead

Annuity Trust

By: /s/ Fred M. Adams

Fred M. Adams, Trustee

Adams Investments, L.P.

Readyville Family, L.P.

By: /s/ Fred M. Adams

By: /s/ Fred M. Adams

Fred M. Adams, General Partner

Fred M. Adams, General Partner

Adams Family Foundation

Sara Family L.P.

By: /s/ Robert G. Adams

By: /s/ Robert G. Adams

Robert G. Adams, Trustee

Robert G. Adams, General Partner

Adams Charitable Lead Trust

By: /s/ Robert G. Adams

/s/ Robert G. Adams

Robert G. Adams, Trustee

     Robert G. Adams

Adams Grandchildren Trust I

Adams Grandchildren Trust II

By: /s/ Robert G. Adams

By: /s/ Joanne A. Coggin

Robert G. Adams, Trustee           Joanne A. Coggin, Trustee

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Exhibit A

AGREEMENT REGARDING FILING SCHEDULE 13D

Each of the undersigned hereby agrees that the Schedule 13D to which this agreement is filed as an exhibit shall be filed with the Securities and Exchange Commission on behalf of the parties hereto, and hereby represents to each of the other parties hereto that he, she or it is eligible to use Schedule 13D.  Each of the undersigned agrees that he, she or it is responsible for the timely filing of Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning himself, herself or itself contained therein, and that none of the parties hereto is responsible for the completeness or accuracy of the information concerning the other parties, unless he, she or it knows or has reason to believe that the information concerning the other parties is inaccurate.

April 4, 2007

/s/ Carl E. Adams, Jr.

Carl E. Adams, Jr.

April 4, 2007

/s/ Fred M. Adams

Fred M. Adams

April 4, 2007

Adams/Readyville Charitable Lead Annuity Trust

By: /s/ Fred M. Adams

       Fred M. Adams, Trustee

April 4, 2007

Adams Investments, L.P.

By: /s/ Fred M. Adams

       Fred M. Adams, General Partner

April 4, 2007

Readyville Family, L.P.

By: /s/ Fred. M. Adams

       Fred M. Adams, General Partner

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April 4, 2007

Windsor Associates, L.P.

By: /s/ Jennie Mae Adams

       Jennie Mae Adams, General Partner

April 4, 2007

/s/ Jennie Mae Adams

Jennie Mae Adams

April 4, 2007

Adams Family Foundation

By: /s/ Robert G. Adams

       Robert G. Adams, Trustee

April 4, 2007

Sara Family L.P.

By: /s/ Robert G. Adams

       Robert G. Adams, General Partner

April 4, 2007

Adams Charitable Lead Trust

By: /s/ Robert G. Adams

       Robert G. Adams, Trustee

April 4, 2007

/s/ Robert G. Adams

Robert G. Adams

April 4, 2007

Adams Grandchildren’s Trust I

By: /s/ Robert G. Adams

       Robert G. Adams, Trustee

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April 4, 2007

/s/ W. Andrew Adams

W. Andrew Adams

April 4, 2007

AdamsMark, L.P.

By: /s/ W. Andrew Adams

       W. Andrew Adams, General Partner

April 4, 2007

Springland Ventures, L.P.

By: /s/ W. Andrew Adams

      W. Andrew Adams, General Partner

April 4, 2007

Adams Christian Trust

By: /s/ W. Andrew Adams

      W. Andrew Adams, Trustee

April 4, 2007

Adams Children’s Trust

By: /s/ W. Andrew Adams

      W. Andrew Adams, Trustee

April 4, 2007

Adams Family Foundation II

By: /s/ W. Andrew Adams

      W. Andrew Adams, Trustee

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April 4, 2007

W. Andrew and Dorothy B. Adams

Grandchildren’s Trust

By: /s/ W. Andrew Adams

      W. Andrew Adams, Trustee

April 4, 2007

The Adams Group, L.P.

By: /s/ Dorothy B. Adams

      Dorothy B. Adams, General Partner

April 4, 2007

/s/ Dorothy B. Adams

Dorothy B. Adams

April 4, 2007

Adams Grandchildren’s Trust II

By: /s/ Joanne A. Coggin

      Joanne A. Coggin, Trustee

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Exhibit G

AdamsMark, L.P.

April 4, 2007

Special Committee of the

Board of Directors of

National Health Investors, Inc.

100 Vine Street

Suite 1202

Murfreesboro, Tennessee  37130

Attention:  Richard F. LaRoche, Jr., Chairman

Gentlemen:

AdamsMark, L.P. is writing this letter on behalf of itself, Andy Adams and certain of their respective affiliates (collectively, the “Group”), in their capacity as stockholders of National Health Investors, Inc., a Maryland corporation (“NHI”).  Reference is made to the letter from Alan J. Perkins, dated January 2, 2007 (the “January 2 Letter”), to the special committee (the “Committee”) of the Board of Directors (the “Board”).  The January 2 Letter outlined a series of events that led to the proposal reflected in the January 2 Letter.  Ultimately, the Committee rejected the proposal described in the January 2 letter.

This new “stockholder choice” proposal to enhance stockholder value is intended to serve as the basis for a definitive Agreement and Plan of Merger that is recommended by the Committee and approved by the Board (the “Merger Agreement”).  Exhibit A to this letter sets forth some of the reasons that AdamsMark believes that it would be in the best interests of all stockholders of NHI (the “NHI Stockholders”) for the Committee to recommend this new proposal and for the Board to accept and submit this proposal to the NHI Stockholders for their approval. This proposal, as described below, contemplates a series of related transactions, all of which would occur essentially simultaneously but in the order described below.

1.

NHC and NHR Sale.  National HealthCare Corporation (“NHC”) would sell all of its 1,405,642 shares of common stock of NHI (the “NHI Common Stock”), and National HealthCare Realty Corporation (“NHR”) would sell 150,000 of its 225,000 shares of NHI Common Stock, or collectively approximately 5.6% of the outstanding shares of NHI Common Stock, to NHI for a purchase price of $34.00 per share (or a total purchase price of $47,791,828 and $5,100,000, respectively).  The purchase price payable to each of NHC and NHR would be payable by delivery of a secured promissory note.

2.

Formation of UPREIT; Sale of NHI Assets.  An affiliate of Mr. Adams would organize and act as  the sole general partner of a newly formed limited partnership (the “UPREIT”).  NHI would sell all of its assets other than cash to the UPREIT, and the UPREIT would assume all of NHI’s liabilities other than NHI’s accrued dividends payable.  The purchase price would be an amount equal to $34.00 per outstanding share of NHI Common Stock, less the amount of cash retained by NHI, and would be payable partly in cash and partly by delivery of a promissory note.

3.

NHI $15.00 Dividend.  NHI would declare and pay a dividend of $15.00 per share of NHI Common Stock (the “Dividend”).  The Dividend in respect of each share of NHI Common Stock would be paid, as determined by the NHI Stockholder who is the holder of such share of NHI Common Stock, either (a) in cash or (b) by the issuance and delivery of 0.7894737 of a share of NHI Common Stock (such fraction being derived by

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dividing $15.00 by $19.00, the post-Dividend value of each share of NHI Common Stock under this proposal).

4.

Formation of Acquisition Entity.  A newly formed entity (the “Acquisition Entity”), to be owned by the Group, would be organized solely for the purpose of engaging in the Merger (as defined below). Each member of the Group would contribute its shares of NHI Common Stock to the Acquisition Entity in a one-for-one exchange for shares of preferred stock (the “Acquisition Entity Preferred Stock”) and/or common stock (the “Acquisition Entity Common Stock”) of the Acquisition Entity, with each member of Group determining the number of shares of its NHI Common Stock it desires to exchange.  It is anticipated that most members of the Group will elect to exchange all or almost all of their shares of NHI Common Stock.  The Merger Agreement would provide that any additional participants in the Group could contribute their shares after the Board exempted the transaction from the Maryland Business Combination Act and the Maryland Control Share Acquisition Act (as described below) and after the approval and execution of the Merger Agreement.  To the extent necessary to comply with REIT ownership rules, as indicated in paragraph 6 below, certain members of the Group which would otherwise exchange all of their shares of NHI Common Stock for Acquisition Entity Preferred Stock and/or Acquisition Entity Common Stock will not do so, but instead will elect to receive cash in the Merger and become limited partners in the UPREIT by reinvesting their proceeds in the UPREIT.

5.

Merger.  NHI and the Acquisition Entity would enter into the Merger Agreement, pursuant to which the Acquisition Entity would merge with and into NHI (the “Merger”), with NHI being the surviving entity (the “Surviving Entity”).  The Merger Agreement would (a) not contain representations and warranties (other than fundamental ones such as those that relate to organization, existence and authority), (b) not impose any indemnification obligations on the NHI Stockholders and, accordingly, not require the establishment of an escrow account, (c) allow the Committee up to 30 days to undertake a market check, or a “go-shop,” (d) provide for a termination fee and reverse termination fee, as applicable, of $1,000,000, payable by the party which fails to consummate the Merger, and (e) require that existing Directors and Officers liability insurance coverage be maintained for at least three years from consummation of the Merger.  At the effective time of the Merger, (a) each share of NHI Common Stock, other than those owned by the Acquisition Entity, would be converted, at the election of each NHI Stockholder, into either (i) $19.00 in cash, or (ii) one share of Preferred Stock of the Surviving Entity (the “Surviving Entity Preferred Stock”), provided that any holder of fewer than 1,000 shares of NHI Common Stock would be entitled to receive only cash, (b) each share of Acquisition Entity Preferred Stock and Acquisition Entity Common Stock owned by the Group would be converted into one share of Surviving Entity Preferred Stock and one share of Common Stock of the Surviving Entity (the “Surviving Entity Common Stock”), respectively, and (c) each share of NHI Common Stock owned by the Acquisition Entity would be cancelled. The Surviving Entity Preferred Stock would be (i) entitled to an annual cumulative dividend of $1.25 per share (but no other dividend or distribution), (ii) at any time after December 31, 2009, convertible at the holder’s option into shares of Surviving Entity Common Stock at a conversion premium of 10% (i.e., at the rate of 0.9091 of a share of Surviving Entity Common Stock for each share of Surviving Entity Preferred Stock),  (iii) subject to mandatory redemption or repurchase by the Surviving Entity on December 31, 2027, at a per share price equal to the liquidation value described in clause (v) below plus all accrued and unpaid dividends, (iv) entitled to a preference as to dividends over all other classes of capital stock of the Surviving Entity, (v) entitled to a preference over all other classes of capital stock of the Surviving Entity upon liquidation of the Surviving Entity (at a per share liquidation value equal to $19.00), and (vi) non-voting except as provided by law.

6.

UPREIT Investment.  To the extent necessary to comply with REIT ownership rules, certain members of the Group would use the cash proceeds they receive for their shares of NHI Common Stock in the Merger (i.e., the shares not contributed to the Acquisition Entity) to purchase limited partnership interests in the UPREIT.  The Surviving Entity would purchase limited partnership interests in the UPREIT with a value equal to (a) $19.00, multiplied by (b) the number of outstanding shares of Surviving Entity Common Stock.

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7.

One-Time Distribution and $1.00 Dividend.  In order to provide the NHI Stockholders who elect to remain invested in the Surviving Entity with cash to pay at least a portion of the tax arising out of the asset sale described in paragraph 2 above, the Surviving Entity would declare and pay to all holders of shares of Surviving Entity Common Stock and Surviving Entity Preferred Stock a one-time dividend of $1.00 per share.

8.

Consequences of Transactions.  As the result of the transactions described above, (a)  substantially all of the assets and liabilities of NHI before the Merger would be owned by the UPREIT, (b) all limited partnership interests in the UPREIT would be owned by the Surviving Entity and, to the extent necessary to comply with REIT ownership rules, certain members of the Group, and all general partnership interests in the UPREIT would be owned by an affiliate of Mr. Adams, (c) the Surviving Entity would be owned by the Group and any NHI Stockholders who elect to receive shares of Surviving Entity Preferred Stock in the Merger, (d) the Surviving Entity would be a private REIT and the shares of Surviving Entity Preferred Stock would not be transferable (except to the Surviving Entity or other stockholders of the Surviving Entity or by operation of law), unless, as is not now anticipated, there are 500 or more holders of the Surviving Entity Preferred Stock, which would require registration of the Surviving Entity Preferred Stock under the Securities Exchange Act of 1934, and (e) the NHI Stockholders (other than the Acquisition Entity), to the extent they do not elect to receive shares of Surviving Entity Preferred Stock in the Merger, would receive $34.00 per share in cash through a combination of the Dividend and the Merger.

9.

Conditions Precedent.  This proposal is conditioned upon the following: (a) the approval by the Board and the Committee of the participation in the Group by NHI Stockholders not currently members of the Group, including their exchange of their shares of NHI Common Stock for shares of Acquisition Entity Common Stock and/or Acquisition Entity Preferred Stock, and the Board and the Committee exempting the transactions contemplated by this proposal from the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, (b) approval of this proposal by the Board and the Committee and the NHI Stockholders as required by law, (c) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1986, (d) compliance with all securities and other applicable laws, and (e) the closing of the debt financing required to fund the cash portion of the Dividend and the cash payable in the Merger.  The conditional commitment letters from various financing sources were previously provided and Mr. Adams has received confirmation that the conditional commitments will be extended to whatever date is necessary to consummate the Dividend and the Merger.

I am available to discuss this proposal with you at your convenience.  I firmly believe that this “stockholder choice” proposal to immediately enhance stockholder value represents a fair value, is in the best interest of all NHI Stockholders and represents a superior value as compared to pursuing the Company’s current strategy.  If the Committee does not agree to support this proposal of $34.00 per share, then the Board should aggressively market the sale of NHI at a higher price.  In that event, as a member of the Board, I will fully support any and all such efforts.  Thank you for your consideration of this proposal.

Very truly yours,

AdamsMark, L.P.

By:__/s/ W. Andrew Adams________________

W. Andrew Adams, General Partner

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Exhibit A

Certain Reasons “Stockholders Choice” Proposal is in Stockholders’ Best Interest

1.

The proposal offers all NHI Stockholders the opportunity to make a choice.

2.

The proposal represents immediate enhancement of stockholder value because $34.00 per share represents the highest value for the NHI Common Stock in eight years.  The REIT “sellers’ market” we have experienced for the last nine months obviously will change at some point in the foreseeable future, so timing of the Board’s decision is critical.

3.

Even if the NHI Common Stock from time to time in the future trades as high as $34.00, most NHI Stockholders will not be able to liquidate their NHI Stock near or at that price because the market will not be able to absorb sales of a significant number of shares without a corresponding decrease in the trading price.  The proposal allows all NHI Stockholders to liquidate their NHI Stock at a value of $34.00 per share for all cash if they so choose.

4.

Stockholders will have the choice to either retain an ownership interest in NHI or receive all cash, or a combination of both.  In essence, the proposal should not be considered a sale of NHI, but rather as an enhancement of stockholder value that allows each NHI Stockholder who so chooses to liquidate all or any portion of its NHI Common Stock.

5.

The proposal would permit the NHI Stockholders to diversify their investment strategy, while, if and to the extent they so choose, maintaining a growth opportunity in the Surviving Entity (including enjoying the benefit of the step-up in basis in the Surviving Entity’s assets that would result from the transaction contemplated by the proposal).

6.

The proposal is likely to allow NHI to deregister the NHI Common Stock, thereby permitting NHI to save the significant direct and indirect costs associated with maintaining its status as a publicly traded company.

7.

The NHI Stockholders can continue their investment in NHI in a senior preferred position until such time, if ever, they conclude that the long-term value of NHI will be sufficient to justify converting their shares of Surviving Entity Preferred Stock to shares of Surviving Entity Common Stock.

8.

The valuations for companies in general, and REITs in particular, are at historic highs, and $34.00 per share will represent the highest value for the NHI Common Stock in eight years.

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